UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2015

Commission File Number: 000-53543

Ballard Power Systems Inc.

Canada

(Jurisdiction of incorporation or organization)

9000 Glenlyon Parkway

Burnaby, BC

V5J 5J8

Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☐ Form 20-F ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐

Cautionary Note About the Merger Agreement

The Agreement and Plan of Merger by and among Ballard Power Systems Inc. (“Ballard”), BPC SubCo Inc., Protonex Technology Corporation (“Protonex”) and Edward J. Stewart, as stockholder representative (the “Merger Agreement”), has been filed to provide investors with information regarding its terms. It is not intended to provide any other factual information about Ballard or Protonex or any of their respective subsidiaries. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in a confidential disclosure letter from Protonex to Ballard in connection with the signing of the Merger Agreement. The confidential disclosure letter contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk between Ballard and Protonex rather than establishing matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to stockholders. Stockholders should not rely on the representations and warranties in the Merger Agreement as characterizations of the actual state of facts about Ballard, Protonex or their respective subsidiaries. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be reflected in Ballard’s or Protonex’s public disclosures.

Additional Information and Where to Find It

In connection with the proposed transaction, Ballard intends to file a registration statement on Form F-4 with the Securities and Exchange Commission that will include a proxy statement and a prospectus. The definitive proxy statement/prospectus will contain important information about the proposed transaction and related matters. INVESTORS AND SECURITY HOLDERS OF PROTONEX ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the registration statement (when available) and other documents filed by Ballard with the SEC at the SEC’s web site at www.sec.gov. These documents may be accessed and downloaded for free at Ballard’s website at www.ballard.com, or requested from Ballard by mail at 9000 Glenlyon Parkway, Burnaby, British Columba V5J 5J8.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of Protonex. However, Ballard and its directors and executive officers and certain members of management and employees may be deemed to be participants in the solicitation of proxies from Protonex stockholders in respect of the proposed transaction. Information regarding the directors and executive officers of Ballard may be found in its Form 40-F for the fiscal period ended December 31, 2014, which was filed with the SEC on February 27, 2015. Other information regarding the interests of those persons and other persons in the proxy solicitation and a description of their direct and indirect interest, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of this document as described in the preceding paragraph.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ballard Power Systems Inc.

Date: June 29, 2015	By:	/s/ Tony Guglielmin
	Name:	Tony Guglielmin
	Title:	Chief Financial Officer

EXHIBIT INDEX

THE EXHIBITS FILED WITH THIS CURRENT REPORT ON FORM 6-K ARE HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENT ON FORM F-10 (FILE NO. 333-195606), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibit No.	Description

99.1	Material Change Report dated June 29, 2015

99.2	Agreement and Plan of Merger by and among Ballard Power Systems Inc., BPC SubCo Inc., Protonex Technology Corporation and Edward J. Stewart, as stockholder representative

99.3	Consolidated Financial Statements of Protonex Technology Corporation as of September 30, 2014 and 2013 and for the each of the three years in the period ended September 30, 2014

99.4	Consent of BDO USA, LLP